Exhibit (a)(5)(K)

PRESS RELEASE

FOR IMMEDIATE RELEASE

TIBERIUS ACCUSES MATHSTAR (MATH.PK) DIRECTORS

OF FAILURE TO DISCLOSE SAJAN, INC. DEAL

AT MATHSTAR ANNUAL MEETING

CHICAGO, Illinois, July 17, 2009—Tiberius Capital II, LLC (“Tiberius”), a value-opportunity fund located in Chicago, today sent a letter to the MathStar (MATH.PK) Board of Directors accusing them of failure to disclose material information to shareholders. In particular, Tiberius accuses Board members Richard C. Perkins, Benno G. Sand and Merrill A. McPeak of withholding material information with regard to the proposed Sajan, Inc. deal from the shareholders who were voting on whether to liquidate the Company at the Annual Meeting of shareholders held on July 10, 2009. According to the resignation letter of ex-Chairman, CEO, President and CFO, Douglas M. Pihl, the Sajan deal calls for nearly half of MathStar’s cash to be paid to Sajan shareholders, and contemplates that the MathStar shareholders would suffer nearly 50% dilution in new stock issuances.

Tiberius believes the terms of the Sajan deal should have brought to the attention of the shareholders prior to the Annual Meeting. On July 14, 2009, just two business days after the Annual Meeting, MathStar’s Board of Directors disclosed that MathStar had entered into a Letter of Intent with Sajan. At the Annual Meeting, over 1,600,000, or approximately 18%, of the outstanding shares voted in favor of liquidating the Company. In Tiberius’ opinion, it is highly likely that more shareholders would have voted in favor of liquidation, or more shareholders would have elected to tender their MathStar shares to Tiberius, if they knew that there was a pending deal that would drain nearly half of MathStar’s cash to Sajan shareholders, and result in nearly 50% dilution to existing MathStar shareholders.

“We continue to praise Douglas M. Pihl. He courageously chose to resign from all of his MathStar positions, rather than go along with the Sajan deal, which, in Tiberius’ opinion, is a bad deal for MathStar shareholders, “ said John M. Fife, who along with Robert T. Sullivan, is a principal of Tiberius Capital II, LLC.

Tiberius is offering $1.25 per share in cash to all shareholders for all of their MathStar shares. The offer expires at 11:59 P.M. New York City time on July 20, 2009. Please contact your broker to tender your MathStar shares or call Mellon Investor Services toll-free at 866-223-5707 for assistance in tendering your shares.

Forward-looking Statements

This press release contains forward-looking statements. All statements contained herein that are not clearly historical in nature or that may necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “potential,” “strategy,” “pursue,” and similar expressions are generally intended to identify forward-looking statements. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors such as delays in effecting the tender offer, unanticipated events, prolonged adverse conditions in the U.S. economy, and expectations regarding MathStar’s financial condition and liquidity. Forward-looking statements involve risks and uncertainties.

TIBERIUS CAPITAL II, LLC

303 EAST WACKER DRIVE, SUITE 311, CHICAGO, ILLINOIS 60601